July 22, 2011

Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

      Re: THL Credit, Inc. ("BDC")
               Registration Statement on Form N-2
               File Number 333-175074

Dear Ms. Krus:

We have reviewed the registration statement referenced above and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. All defined terms have the meanings ascribed to them in the prospectus.

Registration Statement Facing Page

Delete the reference to the filing becoming effective "when declared effective pursuant to section 8 (c)."

Prospectus Outside Front Cover Page

Disclose whether there exists any aggregate ceiling on the amount of dilution that could occur to the interests of BDC common shareholders.

In the penultimate sentence of the first paragraph, preface clause (2) with the phrase "for offerings made after June 2012."

If possible, disclose the per share net asset value of BDC's common shares as of a date more current than March 31, 2011.

Prospectus Summary

Provide an organizational chart showing the relationship among the various THL entities described in the prospectus summary. Also include in the organizational chart BDC's direct and indirect wholly-owned subsidiaries.

Investment strategy

In your response letter, provide us with the status of BDC's application with the SBA to license a SBIC.

Ability to execute unsponsored transactions

Disclose the basis for the assertions contained in this section.

Recent Developments

In each of the fourth through seventh paragraphs, identify the type of investment BDC made when providing either "financing" or "capital" to each investee.

Expand the last paragraph to provide additional background information highlighting the transaction giving rise to BDC Holding acquiring the shares of BDC common stock that it distributed and that it continues to hold. Also highlight the nature of any restrictions on reselling such shares and the potential impact of the market overhang on the share price of BDC common stock. Moreover, disclose the total number of BDC shares that BDC Holdings continues to hold and whether all such shares could only be distributed to BDC Holdings' partners.

Table of Contents

In the paragraph appearing after the table of contents, expand the last sentence to clarify that the prospectus and the prospectus supplement will be updated to reflect material changes occurring during the applicable securities offering period.

About This Prospectus

File forms of each prospectus supplement that BDC intends to deliver with "this prospectus." In this regard, expand the disclosure to make clear that the related prospectus supplement and "this prospectus" will together constitute the prospectus for an offering of BDC's securities.

We note that the wide array of securities BDC may issue makes BDC's risk disclosure more complicated and assumptions about the securities to be issued much more important. For example, given the securities' potential leverage and potentially dilutive effect, how will BDC convey a fair and accurate representation of these risks in the prospectus and prospectus supplements? The risk profile and expense ratio attributable to common shares can change materially as different securities are issued. What will be disclosed if the common stock is the first takedown from this shelf offering? We may have further comment.

Delete the seventh sentence because it is inconsistent with an obligation to deliver a current prospectus in connection with sales of securities being offered by BDC. As an alternative, disclose that BDC will amend the prospectus to disclose any material changes.

Clarify that all of the material terms of any of the "additional information described under 'Where You Can Find Additional Information' " that should be read "before you make an investment decision" will nonetheless be summarized in the prospectus or applicable prospectus supplement.

Fees and Expenses

The following comments should be addressed in the fee table and Example that is included in the current prospectus, as well as in any prospectus supplement used with any offering from this shelf registration statement that triggers the need to include a fee table and Example. Any such fee table and Example should also be updated in accordance with current staff positions with the most current information available to BDC.

We note the absence of the Acquired Fund Fees & Expenses line item from BDC's fee table. Please confirm to us in your response letter that BDC will not in the upcoming year make investments that trigger the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any Acquired Fund Fees & Expenses is nonetheless included in "Other Expenses" or that BDC does not intend to invest in any "Acquired Funds."

Disclose unequivocally whether or not BDC anticipates leveraging through either the offering of debt securities or preferred stock during the next twelve months. If BDC does not disclose that it will not issue any of these securities during the next twelve months, then provide the following additional disclosure, as applicable:

Under the "Stockholder transaction expenses" section of the fee table, provide a "debt securities and/or preferred stock offering expenses borne by holders of common stock" line item presentation. Expand the disclosure accompanying the Example to clarify that such amount is included in the Example tabular presentation.

The cost of servicing debt securities and/or preferred stock line item should include all of the costs of servicing debt securities and/or preferred stock stated as a percentage of net assets attributable to common shares. Accordingly, before the "Total Annual Expenses" line item, add a "Cost of Servicing Debt Securities and /or Preferred Stock" line item, and provide a footnote explanation of what is included therein.

Also disclose in a footnote the assumptions used when determining the amount included in the "Cost of Servicing Debt Securities and/or Preferred Stock" line item. In this regard, the disclosure currently included in footnote (6) should be updated as appropriate. Moreover, in a separately captioned section of the prospectus, describe the likely terms, including material covenants, of the debt securities and/or preferred stock that BDC is expected to issue.

State that the Example includes the cost of servicing preferred stock and/or amounts borrowed.

Delete the parenthetical "(estimated)" from the "Other Expenses" line item.

In footnote (2), clarify the difference between "offering expenses" and "offering expenses borne by us." Additionally, disclose that all offering expenses will nonetheless be borne directly or indirectly by BDC's common shareholders.

In your response letter, explain why the accrued capital gains incentive fee discussed in the first paragraph of footnote (5) is not reflected in the fee table and Example.

Example

Revise the Example to clarify that Total Annual Expenses are given effect in the narrative and tabular presentation. In this regard, also delete the phrase "we have no indebtedness and" from the second sentence of the first paragraph.

We may have further comment when the fee table and Example are completed.

Risks

Identify any industries in which BDC is concentrated or expects to be concentrated. Also include industry-specific risk disclosure as applicable.

Add a risk factor that highlights the consequences of BDC's management fee being paid on gross assets where a substantial amount of BDC's assets have consisted of cash and cash equivalents since its April 2010 IPO. That is, it apparently has taken and could likely take a substantial period of time to invest the entire net proceeds of BDC's IPO and, perhaps, the same could hold true for any takedown from this shelf registration statement. Given the BDC's stated expense ratio and the prevailing interest rate climate, it appears BDC has a substantial risk of losing money on the offering proceeds not invested during this interval.

Changes in interest rates may affect our cost of capital and net investment income.

The entire first paragraph, with the exception of the first three sentences, should be moved to a place outside of the risk factor presentation since it consists of either non-risk or mitigating disclosure.

<u>We may pay incentive fee on income we do not receive in cash.</u>

It appears that the disclosure contained in the third sentence is inconsistent with the disclosure contained in the second and fourth sentences.

<u>There are potential conflicts of interest between us and the fund managed by us.</u>

Disclose how investment opportunities are allocated between BDC and Greenway. Are they allocated on a pro-rata or purely subjective basis? Will all investment opportunities allocated between BDC and Greenway be in accordance with a written investment allocation policy?

The disclosure states that Greenway will be managed by "us." Identify the "certain" officers and any other persons who will serve Greenway in an investment management capacity.

<u>Portfolio and Investment Activity</u>

Expand the disclosure contained in the last two paragraphs on page 43 to clarify the extent of BDC's ownership interest in Greenway. What are the material terms of the agreement or understanding respecting the "capital committed by affiliates of a single institutional investor?" Also identify the "single institutional investor." Will affiliates of that single institutional investor act as underwriter(s) of BDC's securities? What fees will BDC be entitled to receive for managing Greenway?

<u>Special Note Regarding Forward-Looking Statements</u>

Expand the last paragraph to include statements made in any prospectus supplement to the list of statements to which the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 do not apply. Moreover, disclose that the "safe harbor" provisions found in Section 21E of the Securities Exchange Act of 1934 also do not apply to statements made in the BDC's Exchange Act periodic reports.

<u>Use of Proceeds</u>

In the applicable prospectus supplement for any offering from this shelf registration statement, disclose the approximate amount of the proceeds of such offering that may be used to finance the activities and/or the obligations of existing subsidiaries of BDC, or the formation, financing or structuring of a different subsidiary. If any proceeds of an offering could be used for any of the aforementioned purposes, then provide us with your views on whether the subsidiaries or their sponsors should be added as co-registrants to this registration statement either by pre-effective or by post-effective amendment.

<u>Dividends</u>

In your response letter, please confirm that none of the distributions to BDC's shareholders represented a return of capital.

Description of Our Capital Stock

Expand the disclosure, as necessary, to ensure that the material provisions of the Delaware General Corporation Law and BDC's certificate of incorporation and bylaws have been included in this section of the prospectus and also include a statement to that effect in the first paragraph.

Description of Our Subscription Rights

Include risk disclosure about the potential negative consequences of the possibility of multiple rights offerings including, among other things, the dilutive impact to NAV and voting and the potential impact of market overhang on the price of BDC's common stock. *See generally* Investment Company Act Release No. 9932 (Sept. 15, 1977).

In your response letter, confirm that any subscription rights offerings will entitle BDC's record date shareholders at the time of any transferable subscription rights offering to purchase one new share for a maximum of every three rights held.

Disclose, if true, that BDC's common shareholders will indirectly bear all of the expenses of the subscription rights offerings, regardless of whether BDC's common stockholders exercise any subscription rights.

If there have been previous rights offerings, please add appropriate prospectus supplement disclosure regarding all prior rights offerings, including, but not limited to, the date of each offering, the dollar amount of proceeds, how BDC used the proceeds, and the amount of time taken to invest the proceeds.

Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under section 8(c) of the Securities Act in respect of any rights offering takedown from this shelf registration statement.   We may have further comments.

Description of Debt Securities

Expand the disclosure, as necessary, to ensure that the material provisions of the indenture have been included in this section of the prospectus and also include a statement to that effect in the third paragraph.

Disclose that any person from whom BDC borrows will not, in their capacity as either lender or debt holder, have either a veto power or a vote in approving or changing any of BDC's fundamental policies.

Highlight the extent, and consequent effect, of any structural subordination resulting from BDC's capital structure.

Plan of Distribution

The disclosure here, and elsewhere in the prospectus, indicates that BDC may offer units comprised of any combination of several of its classes of securities. Clarify whether units, consisting either in whole or in part of the underlying securities being registered on this shelf registration statement, are intended to be publicly offered by BDC. If they will be publicly offered by BDC, then advise us in your response letter when they will be registered under the Securities Act.

If BDC intends to register units on this registration statement then, on the facing page, add units under the "Title of Securities Being Registered" column. Additionally, expand the disclosure to describe the units with specificity. Among the matters that should be disclosed are 1) whether any trading history and markets exist for BDC's units; 2) whether units present any unusual or unique risks that potential purchases should be aware of; 3) whether units have any influence or relationship with the asset coverage requirements of the 1940 Act; 4) whether units will have trading symbols of their own and/or whether holders will be able to trade the unit components individually; and 5) whether there are any voting right issues or conflicts with respect to unit components.

Moreover, disclose 1) how BDC benefits by issuing units; 2) how this benefit differs from BDC issuing the individual unit components; and 3) whether this benefit to BDC gives rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units. We may have further comment.

File a form of prospectus supplement pertaining to a units offering by BDC.

In your response letter, please fully explain to the staff how the offering price will be allocated to the components of the units.

Clarify that any offering of securities by BDC that requires shareholder approval must occur, if at all, within one year after receiving such shareholder approval.

Expand the disclosure to indicate the extent to which BDC's common shareholders will indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

Please confirm to the staff in your response letter that BDC will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the BDC will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Independent Registered Public Accounting Firm

In your response letter, discuss BDC's plans to update all applicable financial statements and other material information, as well as its auditor's consent, for any takedown of securities offered from this shelf registration statement.

Our accounting staff will contact you directly and provide you with their financial statement and other accounting-related comments.

Part C

Item 25. Financial Statements and Exhibits

It appears that BDC should file, as an exhibit to the registration statement, the form of statement of preferences that BDC anticipates entering into in respect of its issuance of preferred stock. It further appears that BDC should file, as an exhibit to the registration statement, a Statement of Eligibility of Trustee on Form T-1 as it pertains to the trust indenture that will be used with its proposed debt offerings.   Please advise us of BDC's plans to file such exhibits.

Please file as an exhibit the legality of shares opinion, and related consent of counsel, with your next pre-effective amendment.   In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by BDC's board of directors, it may be necessary for BDC to undertake to file an unqualified legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

Item 34. Undertakings

Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under section 8(c) of the Securities Act in respect of any one or more offerings of BDC's common shares (including warrants and/or rights to purchase its common shares) below NAV that will result in greater than 15% dilution in the aggregate to existing shareholder net asset value. We may have further comments.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since BDC and its management are in possession of all facts relating to BDC disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event BDC requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- BDC is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve BDC from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- BDC may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel